UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 15, 2002

Umpqua Holdings Corporation
(Exact Name of Registrant as Specified in Its Charter)

OREGON	000-25597	93-1261319
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

200 SW Market Street, Suite 1900
Portland, Oregon 97201
(address of Principal Executive Offices)(Zip Code)

(503) 546-2491
(Registrant's Telephone Number, Including Area Code)

(Former name or former address, if changed since last report)

Item 2.

Effective November 15, 2002, Umpqua Holdings Corporation completed a previously announced merger with Centennial Bancorp, pursuant to an Agreement and Plan of Reorganization dated July 22, 2002, by and among Umpqua, its wholly owned subsidiary Umpqua Bank, Centennial Bancorp and Centennial's wholly owned subsidiary Centennial Bank. Centennial Bank merged with and into Umpqua Bank effective November 18, 2002.

Pursuant to the Agreement and Plan of Reorganization, and related plans of merger, each outstanding share of Centennial Bancorp common stock was converted into the right to receive either 0.5343 of a share of Umpqua common stock or $9.35 in cash. Centennial Bancorp shareholders had the opportunity to elect to receive Umpqua common stock, cash or a combination of stock and cash. After implementing pro ration procedures provided for in the agreement Umpqua issued approximately 7.8 million shares and paid approximately $92.0 million to Centennial shareholders in total consideration. Umpqua previously issued $70.0 million of trust preferred securities to fund part of the cash portion of the merger consideration.

Item 7. Financial Statements and Exhibits

(a)   Financial statements of business acquired.

Not applicable.

(b)   Pro Forma Financial Information

Not applicable.

(c)   Exhibits.

The following exhibits are being filed herewith and this list shall constitute the exhibit index:

Exhibit

(2)   Agreement and Plan of Reorganization (incorporated by reference to Appendix I of the Joint Proxy Statement/Prospectus included in Umpqua's Registration Statement on Form S-4 filed September 9, 2002 (File No. 333-99301))

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UMPQUA HOLDINGS CORPORATION
(Registrant)

Dated: <u>November 27, 2002</u>   By: <u>/s/Kenneth E. Roberts</u>
                                    Kenneth E. Roberts
                                    Assistant Secretary